The principal investment strategies for Fidelity Money Market Fund have been modified as follows (new text is underlined):

The Adviser invests the fund's assets in U.S. dollar-denominated money market securities of domestic and foreign issuers and repurchase agreements. The Adviser also may enter into reverse repurchase agreements for the fund.

The Adviser will invest more than 25% of the fund's total assets in the financial services industries.

In buying and selling securities for the fund, the Adviser complies with industry-standard regulatory requirements for money market funds regarding the quality, maturity, liquidity, and diversification of the fund's investments. The Adviser stresses maintaining a stable $1.00 share price, liquidity, and income.